

July 8, 2015

Dliar Adam Merza
Chief Executive Officer
Ziwira, Inc.
445 Park Avenue, 9th Floor
New York, NY 10022

> **Re:** **Ziwira, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed June 18, 2015**
> **File No. 333-203471**

Dear Mr. Merza:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Unless otherwise noted, references in this letter to prior comments refer to our letter dated June 17, 2015.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your disclosure that you are a development stage company. We are unable to concur, however, with your assertion in response to prior comment 1 that your operations are not nominal, your attempts to complete your website and your expenses notwithstanding. Accordingly, please revise to state that you are a shell company on the cover page and elsewhere as appropriate, including your discussion of future sales by stockholders on page 37.

2. We note that Mr. Mezra is CEO of Ziwira FZE, a company incorporated under the laws of Dubai that distributes an environmental magazine. In your response, please tell us the principal country our countries in which the environmental magazine is distributed. Please disclose in what country or countries Ziwira Inc. will focus its sales and advertising activities.

3.   Please update your financial statements and related financial information included in the filing, as necessary, to comply with Rule 8-08 of Regulation S-X.

      Please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or, in his absence, the undersigned at (202) 551-3457 with any questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: Kenneth Bart, Esq.
        Bart and Associates LLC